Exhibit 99.1

GEROVA ANNOUNCES TWO MAJOR TRANSACTIONS

Agrees to acquire London-based investment bank Seymour Pierce and New York-based Ticonderoga Securities; Gerova adopts name of Seymour Pierce

Combination to fuel growth by linking Gerova’s capital base with Seymour Pierce and Ticonderoga’s investment banking, asset management and trading expertise

HAMILTON, Bermuda and LONDON, Dec 7, 2010 /PRNewswire-FirstCall/ -- Gerova Financial Group, Ltd. ("Gerova") (NYSE: GFC) and Seymour Pierce Holdings Ltd. (“Seymour Pierce”) today announced that they have signed a definitive agreement for Gerova to acquire 100% of Seymour Pierce, creating a diversified financial services company focused on investment banking, asset management and reinsurance.

Upon completion of the acquisition, which has been unanimously approved by Gerova’s Board of Directors, Gerova will change its name to Seymour Pierce & Company Ltd., and will continue to trade on the New York Stock Exchange under the new ticker symbol “SPI.”

Gerova has also entered into an agreement to acquire 100% of Ticonderoga Securities, a New York-based institutional broker-dealer founded by Joel Plasco and Shawn McLoughlin, formerly Chief Executive Officer and North American Chief Executive Officer, respectively, of Collins Stewart plc (LSE: CLST).

Keith Harris, Seymour Pierce Executive Chairman and CEO, will become Chairman and CEO of Gerova effective January 1, 2011, assuming day-to-day control of the group at that time.  Plasco will become CEO of the combined investment banking businesses, with McLoughlin appointed President and COO. Plasco will also join the board of Gerova.

Gerova is a newly capitalized reinsurance and financial services group established in January 2010 through the completion of nine simultaneous private equity portfolio acquisitions. Seymour Pierce is a privately-owned, full-service investment bank tracing its origin to 1803 in the City of London.  Ticonderoga specializes in US domestic equity trading, equity research, equity derivative execution and research, international market making and risk arbitrage.

The transactions combine the investment banking, equity research, sales and trading, and private client asset management services of Seymour Pierce and Ticonderoga with the financial resources of Gerova and its access to long-term investable assets through its reinsurance businesses lead by insurance CEO, Lou Hensley. The combined enterprise will have more than 210 employees in London and New York.

“We are extremely pleased to combine our successful investment banking business with Gerova’s existing operations to create a broad based international financial services group. We believe that the risk management and capital allocation expertise of these businesses are highly complementary to the Gerova reinsurance business model, particularly as Gerova uses its existing surplus regulatory capital as a platform to expand its reinsurance business and investment portfolio,” Harris said.

“The financial services industry is undergoing unprecedented changes worldwide and we are fortunate to have brought together a dynamic group of people and operating assets at a time when a well capitalized NYSE-listed enterprise can benefit from uncommon opportunities to grow organically and by strategic acquisition,” said Joel Plasco, Chairman of Ticonderoga.

“Keith Harris is a proven leader with a track record of success in a number of high profile senior roles over the last 25 years.  We are extremely fortunate to bring his extensive talents to the helm of this public company. We believe that the combination of Seymour Pierce and Ticonderoga, together with Keith's leadership and the proven company building capabilities of Joel Plasco and Shawn McLoughlin, provide a compelling platform to grow a diversified financial services business," said Joseph J. Bianco, acting Chief Executive Officer of Gerova.

Consummation of the acquisitions is subject to the approval of the change of control of Ticonderoga from Financial Industry Regulation Authority (FINRA) and the approval of the change of control of Seymour Pierce from the Financial Services Authority of the United Kingdom.  The acquisitions are stock for stock transactions. Accordingly, there are no financing contingencies to closing.

About Keith Harris, Ph.D.

Keith Harris has had a long and varied career in financial services in the United Kingdom, United States and Asia. He has been Executive Chairman and CEO of Seymour Pierce since 2003, when he led a management group that acquired the company. Harris, who holds a Ph.D. in economics, served as CEO of HSBC Investment Bank PLC from 1994 to 1999, where he oversaw a staff of approximately 13,500 in forty-six countries. Under his leadership, HSBC Investment Bank achieved an average annual return on equity of more than 20%.

Prior to that, Harris held positions including President of Morgan Grenfell Inc., head of international at investment banking at Drexel Burnham Lambert and CEO of Apax Partners Corporate Finance. He also has been active in the insurance sector, serving since 1999 as a non-executive director of Benfield Group Plc., a reinsurance intermediary and capital advisory business, until its acquisition by Aon Re Global in 2009. Since 2009, he has been a director of Cooper Gay Swett & Crawford, one of the world's largest privately owned insurance and reinsurance brokers, headquartered in the City of London.

At Seymour Pierce, Harris established himself as the leading strategic financial adviser to top-level professional soccer teams, advising on dozens of acquisitions. He was also a Director of Wembley National Stadium Ltd. from January 2001 to September 2007. From August 2000 to August 2002, he served as Chairman of the Football League, the oldest professional soccer league in the world.

About Seymour Pierce

Seymour Pierce provides investment banking, equity research, sales and trading, private client asset management services to middle market companies and institutional investors. Seymour Pierce traces is its history to 1803 and its origins on the London Stock Exchange to 1845. Seymour Pierce is a leading broker on the AIM, the growth company market of the London Stock Exchange, with a full service London-based equity capital markets desk, research, trading and corporate finance operations.

About Ticonderoga Securities

Ticonderoga Securities was founded by Joel Plasco and Shawn McLoughlin through the acquisition and capitalization of Reynders, Gray & Co. Inc, a 30 year old US broker dealer in August 2009.  Ticonderoga specializes in US domestic equity trading, equity research, equity derivative execution and research, international market making and risk arbitrage. Ticonderoga concentrates on domestic and international equities and focuses on high quality, conflict free order execution, as well as a differentiated research offering to support its first class execution capabilities. Ticonderoga has an exclusive partnership with Shenyin Wanguo Securities (H.K.) Limited (“SWS”), one of the largest securities houses in China. Ticonderoga’s client base includes many of the most highly respected institutional investors, corporate plan sponsors and public plan funds, money managers and mutual funds, bank trust departments, hedge funds and financial advisors in the US and Europe. The company operates from its headquarters in New York, along with additional offices in Boston, Richmond and San Francisco. Ticonderoga Securities LLC is registered as a broker-dealer with the US Securities and Exchange Commission and is a member of FINRA and the NYSE.

About Gerova Financial Group, Ltd.

Gerova Financial Group, Ltd. is diversified financial services company formed to acquire private equity portfolios and to provide reinsurance capacity principally to life and annuity insurance carriers. The company went public as a Special Purpose Acquisition Company (SPAC) and later successfully became an operating company in January 2010 after acquiring nine private equity portfolios from hedge funds in exchange for its public stock. In June 2010 Gerova Reinsurance Ltd received a class 3 insurance license from the Bermuda Monetary Authority. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US listed public companies.

For further information concerning the terms of the proposed transactions involving Seymour Pierce Holdings Ltd. and Ticonderoga Securities LLC, please refer to Gerova’s Form 6-K filed today with the Securities and Exchange Commission.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors; (iv) the potential liquidity and trading of the Company's public securities; (iv) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. In addition, there are risks associated with the transactions, including, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and Agreement and Plan of Merger between Gerova and Seymour Pierce (the “Transaction Agreement”); (2) the outcome of any legal proceedings that may be instituted against Gerova and others following announcement of the Transaction Agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain stockholder approval, (4) the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Transaction Agreement; (5) the risk that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the combination of Gerova and Seymour Pierce, including potential cost savings and the ability to expand into new business lines; and (7) the possibility that Gerova may be adversely affected by other economic, business, and/or competitive factors. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

For Gerova Financial Group, Ltd.:
Jeff Lloyd
Thomas Mulligan
Sitrick and Company
212-573-6100
For Seymour Pierce:
Neil Bennett
Daniel Yea Maitland
44-20-7379-5151

CONTACT: Jeff Lloyd, or Thomas Mulligan, Sitrick and Company for Gerova Financial Group, Ltd., +1-212-573-
CONTACT: Jeff Lloyd, or Thomas Mulligan, Sitrick and Company for Gerova Financial Group, Ltd., +1-212-573-6100; or Neil Bennett, or Daniel Yea, both of Maitland, for Seymour Pierce, +44-20-7379-5151